

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Mr. Andrew Chan
Chief Financial Officer
Cellular Biomedicine Group, Inc.
530 University Avenue, #17
Palo Alto, California 94301

   Re: Cellular Biomedicine Group, Inc.
      Item 4.02 Form 8-K
      Filed November 21, 2013
      File No. 000-52282

Dear Mr. Chan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John P. Nolan

            John P. Nolan
            Senior Assistant Chief Accountant